Exhibit (d)(2)
USQ CORE REAL ESTATE FUND
MULTIPLE CLASS PLAN

This Multiple Class Plan (the "Plan") is adopted by the USQ Core Real Estate Fund (the "Fund").  A majority of the trustees of the Fund (the "Trustees"), including a majority of the Trustees who are not interested persons of the Fund (as defined in the Investment Company Act of 1940, as amended (the "Act")), having determined that the Plan is in the best interests of the shareholders of each class of the Fund and the shareholders of the Fund as a whole, have approved the Plan.

The provisions of the Plan are:

1.
General Description of Classes. Each class of shares of the Fund shall represent interests in the same portfolio of investments of the Fund, shall have no exchange privileges or conversion features within the Fund unless an exchange or conversion feature is described in the Fund's prospectus and statement of additional information as filed on Form N-2 (collectively, the "Prospectus"), and shall be identical in all respects, except that, as provided for in the Fund's Prospectus: (i) each class of shares may bear different (or no) distribution fees, shareholder servicing fees, front-end sales charges, or contingent deferred sales charges; (ii) each class of shares may have different shareholder features, such as minimum investment amounts; (iii) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees' fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares; and (iv) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements.  The classes of shares designated by the Fund are set forth in Exhibit A hereto.

2.	Allocation of Income and Class Expenses.

a.	Each class of shares shall have the same rights, preferences, voting powers, restrictions and limitations, except as follows:

(i)	expenses related to the distribution of a class of shares or to the services provided to shareholders of a class of shares shall be borne solely by such class;

(ii)	the following expenses attributable to the shares of a particular class will be borne solely by the class to which they are attributable:

(a)	asset-based distribution, account maintenance and shareholder service fees;
(b)	extraordinary non-recurring expenses including litigation and other legal expenses relating to a particular class; and
(c)	such other expenses as the Trustees determine were incurred by a specific class and are appropriately paid by that class.

(iii)	Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific class pursuant to this Section 2, shall be allocated to each class of the Fund on the basis of the net asset value of that class in relation to the net asset value of the Fund.

b.
Investment advisory fees, custodial fees, and other expenses relating to the management of the Fund's assets shall not be allocated on a class-specific basis, but rather based upon relative net assets.

3.
Voting Rights. Each class of shares will have exclusive voting rights with respect to matters that exclusively affect such class and separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

4.	Exchanges. Presently, there are no exchange privileges between classes of the Fund, which would not be treated as a sale and purchase.

5.
Dividends and Distributions. The Fund pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments), net realized short-term capital gains and net realized long-term capital gains.  Pursuant to the Fund's dividend reinvestment policy, the Fund's income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, will be reinvested in the same class of shares of the Fund.  Shareholders automatically participate in the Fund's dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder.  Dividends and distributions paid by the Fund are calculated in the same manner and at the same time with respect to each class.

6.	Class Designation. Subject to the approval by the Trustees of the Fund, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

7.
Additional Information. This Plan is qualified by and subject to the terms of the Fund's then-current Prospectus for the applicable class of shares of the Fund; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan. The Fund's Prospectus contain additional information about each class of shares of the Fund and the multiple class structure of such Fund.

8.
Effective Date. This Plan is effective on September 18, 2017, provided that this Plan shall not become effective with respect to the Fund or a class of shares of the Fund unless first approved by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund (as defined in the Act). This Plan may be terminated or amended at any time with respect to the Fund or a class of shares thereof by a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund (as defined in the Act).

9.	Miscellaneous. Any reference in this Plan to information in the Fund's Prospectus shall mean information in the Fund's Prospectus, as the same may be amended or supplemented from time to time.

10.
Board Review. The Trustees shall review this Multiple Class Plan as frequently as it deems necessary. Prior to any material amendment(s) to this Multiple Class Plan, a majority of the Trustees, including a majority of the Trustees who are not interested persons of the Fund (as defined in the 1940 Act), shall find that the Multiple Class Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or Fund expenses), is in the best interests of the shareholders of each class of the Fund and the shareholders of the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Multiple Class Plan, the Trustees shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Multiple Class Plan.

APPENDIX A

Classes as of September 18, 2017

Share Class Features*

	Class I	Class IS
Maximum Shareholder Servicing Fees	0.10%	0.25%
Distribution Fees	None	0.25%
Front-End Sales Charge	None	None
Contingent Deferred Sales Charge	None	None
Minimum Initial Investment	$25,000	$2,500
Minimum Subsequent Investment	$100	$100

*	The features and expenses of each share class are described in further detail in the Fund's Prospectus.